Exhibit 4(a)(i)-C

English Summary of Limited Partnership Agreement for HOT Telecom L.P.,
dated October 2003, as amended in November 2003

A Limited Partnership Agreement dated October 2003, as amended in November 2003 (the “Agreement”), was signed among Domestic Operator – Limited Partnership (“Tevel”), Matav Investments Ltd. (“Matav”), and Telecom Gold 2001 – Limited Partnership (“Golden Channels” and referred to collectively with Tevel and Matav as the “Limited Partners”), on the one hand, and AMT Telecom Ltd.1 (referred to as “HOT Telecom” or the “General Partner”).

Under the Agreement, the Limited Partners and the General Partner agreed to establish a Limited Partnership under the Israeli Partnership Ordinance [New Version], 1975 (the “Limited Partnership”), to engage in the provision of services pursuant to one or more general licenses to provide domestic fixed telecommunications services, and in any additional area of business that will be determined by the partners in accordance with the Agreement. Upon the registration of the Limited Partnership, the Agreement became the charter of the Limited Partnership.

The parties agreed to register the Limited Partnership under the name AMT Telecom L.P.2 According to the Agreement, the ownership rights in the Limited Partnership are as follows:

•	Tevel – 32.04%
•	Golden Channels – 40.64%
•	Matav – 26.32%
•	General Partner – 1%

The liability of the Limited Partners is limited to their actual investments in the Limited Partnership. The General Partner’s liability is unlimited.

The General Partner is the exclusive manager of the Limited Partnership and has full freedom to act on behalf of and bind the Limited Partnership. The Limited Partners are not entitled to intervene in the management of the Limited Partnership, or to act on behalf of or bind the Limited Partnership or the other Limited Partners.

The General Partner is not entitled to management fees or any other consideration for its services unless otherwise agreed upon by all of the partners.

The Limited Partnership is required to provide quarterly and annual financial statements to the Limited Partners not later than 45 days after each calendar quarter.

1 On April 14, 2004, AMT Telecom Ltd. changed its name to HOT Telecom Ltd.

2 On April 14, 2004, AMT Telecom L.P. changed its name to HOT Telecom L.P.

The use of the public telecommunications network (the “Network”) to transmit multi-channel broadcasts, access to Internet services and/or other services will be as determined by the General Partner.

The profits of the Limited Partnership are to be distributed among the partners in accordance with their relative holdings in the Limited Partnership, and only after repayment by the Limited Partnership to the Limited Partners of all loans provided by them to the Limited Partnership.

The General Partner is not allowed to transfer any of its rights in the Limited Partnership. The ability of the Limited Partners to transfer or pledge their rights in the Limited Partnership are subject to certain limitations.

The admission of new partners that requires the reduction of the relative holdings of the other partners is subject to the approval of all of the existing partners, and is further subject to the new partner agreeing to be bound by the provisions of the Agreement and the agreement establishing the General Partner.

Each Limited Partner’s percentage holding of rights in the Limited Partnership will change from time to time, such that it will be identical to such Limited Partner’s percentage holding of shares in the General Partner.

A decision to dissolve the partnership requires the affirmative vote of partners holding at least 90% of the rights in the Limited Partnership. The Agreement sets forth the order of payments that will apply in the event of dissolution of the Limited Partnership.

The parties are subject to confidentiality undertakings. Disputes arising out of the Agreement are to be resolved by arbitration before one arbitrator.

In the event of the consummation of the merger of the three cable operations, all of the shares in the General Partner and its business, including the business of the Limited Partnership, shall be transferred to the merged entity for no consideration.

The relevant affiliates of the Limited Partners undertake to make their respective parts of the Network available to the Limited Partnership, and all of such affiliates that have cable broadcast licenses guarantee the obligations of the Limited Partner (belonging to the same group of companies) under the Agreement. The foregoing obligations will also apply to any transferee of parts of the Network or the cable broadcast licenses, as applicable.